**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated June 14, 2004

*This Report on Form 6-K shall be incorporated by reference in our Registration Statement on Form F-3 as amended (File No. 333 - 101891), our Registration Statement on Form F-3 (File No. 333 - 114857) and our Registration Statement on Form F-3 as amended (File No. 333 - 113788) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.*

Commission File Number 0-29874

AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u>  </u>      No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u>  </u>      No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>  </u>      No <u>X</u>

Enclosure: Press release dated May 26, 2004.



**ANGLOGOLD ASHANTI LIMITED**

(formerly AngloGold Limited)
(Incorporated in the Republic of South Africa)
(Registration Number: 1944/017354/06)
ISIN Number: ZAE000043485

# News Release

**CORPORATE AFFAIRS DEPARTMENT**
16TH Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
Tel: (+27 11) 637-6261 or Fax: (+27 11) 637-6399/6400
SJL/CAD/AGA4.04

26 May 2004

## GUINEA GOVERNMENT PLACES EMBARGO ON IMPORTS AND EXPORTS BY ANGLOGOLD ASHANTI'S SIGUIRI MINE

The Government of Guinea has placed an embargo on all imports and exports by the Siguiri mine, including the export of gold bullion and the import of diesel. Diesel fuel is urgently required in order to maintain critical pumps at the heap leach plant, without which there is a risk of cyanide discharges and environmental harm.

Siguiri, located in Northern Guinea, produced 58,000 ounces of gold in the first quarter of 2004. AngloGold Ashanti is an 85% shareholder in the operation and the Government of Guinea has a 15% share.  AngloGold Ashanti is currently constructing a carbon in pulp plant, which will increase production by 50%.

AngloGold Ashanti management is seeking urgent discussions with the Government of Guinea to discover the reasons for the embargo and, jointly with Government, to pursue an urgent resumption of mining activity. This is in the interests of all stakeholders in the Siguiri mine.

AngloGold Ashanti will keep all stakeholders informed of developments.


ends

| Queries | | | |
|---|---|---|---|
| **South Africa** | **Tel:** | **Mobile:** | **E-mail:** |
| Steve Lenahan | +27 11 637 6248 | +27 83 308 2200 | slenahan@anglogold.com |
| Alan Fine | +27 11 637 6383 | +27 83 250 0757 | afine@anglogold.com |
| Shelagh Blackman | +27 11 637 6379 | +27 83 308 2471 | sblackman@anglogold.com |
| **Europe & Asia** | | | |
| Tomasz Nadrowski | + 1 212 750 7999 | +1 917 912 4641 | tnadrowski@anglogold.com |
| **USA** | | | |
| Charles Carter | Toll Free 800 417 9255 +1 212 750 7999 | | cecarter@anglogold.com |
| **Australia** | | | |
| Andrea Maxey | +61 8 9425 4604 | +61 438 001 393 | amaxey@anglogold.com.au |

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  June 14, 2004

By:      /s/  C R Bull

Name:  C R Bull

Title:    Company Secretary